

May 13, 2013

<u>Via U.S. Mail</u>
Donald W. Barney
President, Treasurer and Chief Financial Officer
First Real Estate Investment Trust of New Jersey
505 Main Street
Hackensack, NJ 07601

> **Re: First Real Estate Investment Trust of New Jersey**
> **Form 10-K for fiscal year ended October 31, 2012**
> **Filed January 14, 2013**
> **File No. 0-25043**

Dear Mr. Barney:

     We have reviewed your response dated April 11, 2013 and have the following additional comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended October 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 33

Contractual Obligations, page 34

1.   We note your response to prior comment 5 and are unable to locate your disclosure estimating the annual estimated cash requirements related to interest on outstanding long-term debt. In future periodic filings, please provide an estimate of such amounts and provide us with your proposed disclosure.

Funds from Operations, page 35

2.   We note your response to prior comment 6 and reissue the comment in part. It appears that your proposed disclosure continues to include adjustments to FFO that would appear to differ from FFO as defined by NAREIT. For instance, your FFO calculation contains adjustments for Project abandonment costs and Under market lease amortization, among other adjustments not included in the NAREIT FFO definition. Please advise or revise to provide such amounts within Adjusted FFO.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Senior Staff Accountant